Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn International Announces Change of Auditor

SHANGHAI, China, October 21, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced the appointment of Grant Thornton CPA LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.

Grant Thornton replaces Deloitte Touche Tohmatsu CPA LLP (“DTT”), previously the independent auditor for Acorn. The appointment of Grant Thornton has been approved by the Audit Committee and the Board of Directors of the Company.

The decision to change auditors was not the result of any disagreement between the Company and DTT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The appointment of Grant Thornton will allow the Company to maintain a top quality auditor while achieving its objective of reducing costs. Acorn would like to take this opportunity to express its sincere gratitude to the DTT team for their services rendered to the Company over the past years.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.